United States securities and exchange commission logo





                              January 23, 2024

       CHU Chun On Franco
       Chief Executive Officer
       Waton Financial Limited
       Suite 3605-06, 36th Floor
       Tower 6 The Gateway
       Harbour City, Tsim Sha Tsui
       Kowloon, Hong Kong

                                                        Re: Waton Financial
Limited
                                                            Draft Registration
Statement on From F-1
                                                            Submitted December
22, 2023
                                                            CIK No. 0001987363

       Dear CHU Chun On Franco:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted December 22, 2023

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Hong Kong operating company but a
British Virgin Islands company with operations conducted by
                                                        your subsidiaries based
in Hong Kong. Explain whether this structure is used to provide investors with exposure
to foreign investment in Hong Kong if the law prohibits direct foreign investment in
the operating companies, and disclose that investors may never hold equity interests in the
Hong Kong operating company.
   2. Clearly disclose how you will refer to the holding company and subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the
 CHU Chun On Franco
FirstName  LastNameCHU
Waton Financial  Limited Chun On Franco
Comapany
January 23,NameWaton
            2024        Financial Limited
January
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         business operations. Refrain from using terms such as "we" or "our" when describing the activities of functions of the operating subsidiaries.
Prospectus Summary, page 1

3. Please disclose at the forepart of your prospectus summary that a substantial portion of your revenue was derived from a single related party customer, Wealth Guardian
         Investment Limited, and quantify such percentage. Also, revise throughout your prospectus such that when discussing the increase in revenues experienced between fiscal years ended 2022 and 2023, you highlight clearly that such increase was derived from revenues earned as a result of your arrangement with such related party. Further, disclose in the prospectus summary your dependence on a single related party supplier, Shenzhen
         Jinhui Technology Co., Ltd, for providing SaaS services.
4. Consistent with your disclosure on pages 22 and 96, please disclose in the prospectus summary that WSI is involved in certain ongoing inquiries from the HKSFC concerning its practices relating to protection of client assets, and that WSI may be subject to disciplinary actions of the HKSFC as a result of contraventions of
regulations by WSI   s
         substantial shareholders, which could lead to revocation or suspension of licenses. To the extent the substantial shareholder is an officer or director of the company, disclose their name or advise why you believe such disclosure is not necessary.
5. We note your disclosure that the company uses a structure that involves subsidiaries based in Hong Kong, the Cayman Islands, and the British Virgin Islands. Describe all contracts and arrangements through which you claim to have economic rights and exercise control
         that results in consolidation of the subsidiaries    operations and
financial results into your
         financial statements. Identify clearly the entity in which investors are purchasing their
         interest and the entities in which the company   s operations are
conducted. Describe the
         relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the British Virgin Islands holding company with respect to its contractual arrangements with the subsidiaries its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. We note that you have include a diagram illustrating your corporate structure. Please revise to disclose clearly the ownership of the entities by direct equity interest by solid line or solid arrows and entities controlled by contractual arrangements by dashed line or dashed arrows, if applicable.
6. In your summary of risk factors, disclose the risks that your corporate structure and
         having the majority of the company   s operations in Hong Kong poses
to investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and
 CHU Chun On Franco
FirstName  LastNameCHU
Waton Financial  Limited Chun On Franco
Comapany
January 23,NameWaton
            2024        Financial Limited
January
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         uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Controlled Company, page 13

7. Please discuss here and on page 43 the controlling shareholders' ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. Further, clarify whether you plan to
         rely on the    controlled company    exemptions from certain corporate
governance
         requirements.
Risk Factors, page 16

8.       Given the Chinese government   s significant oversight and discretion
over the conduct and
         operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
         that, pursuant to federal securities rules, the term    control
(including the
         terms    controlling,       controlled by,    and    under common
control with   ) means    the
         possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
58

9. Please revise your MD&A to discuss your financial condition and material changes in financial condition. Considering the materiality of the amount, specifically describe the underlying reasons for the $1.2 million recognized in accumulated other comprehensive
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FirstName  LastNameCHU
Waton Financial  Limited Chun On Franco
Comapany
January 23,NameWaton
            2024        Financial Limited
January
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         income as of April 1, 2021. Please ensure you provide sufficient information to allow an investor to clearly understand how and why the amount was recognized. Refer to Item
         303 of Regulation S-K for guidance.
Key Components of Results of Operations - Revenues, page 60

10. In order to more clearly present material trends in your revenue, please revise to disclose
         in a tabular format the amount of    Brokerage commission and handling
charge income
         and    Project development income    and any other material amount of
revenue recognized
         by quarter.
Non-GAAP Measures, page 66

11. Please tell us why there is no deferred income tax impact related to excluding share-based compensation expenses in your adjusted net income non-GAAP measure. Refer to
         Question 102.11 of the Non-GAAP Financial Measures C&D   s for
guidance.
Other Income, page 66

12.      We note your disclosure that    our foreign currency exchange gain was
mainly raised from
         foreign exchange differences in converting customers    deposits from
HK$ to US$ or vice
         versa, to facilitate their securities trading transactions in Hong Kong or U.S. stock
         exchanges.    Please revise to disclose if you charge a fee or
incorporate a bid/ask spread
         in converting your customers deposits. If not, please revise to more clearly explain what generated $700 thousand of gains noting your disclosure on page 71 that your exposure to foreign exchange fluctuations is minimal since HK$ is currently pegged to US$.
Revenue Recognition - Brokerage commission and handling charge income, page 70

13. Please tell us in detail and revise as necessary to explain how you considered discounts for commissions, as disclosed on page 87, in determining the transaction price. Specifically clarify if the discounts represent variable consideration and if it is constrained.
Revenue Recognition - Project development income, page 70

14. Please provide us a detailed accounting analysis related to your project development income revenue recognition policies. Specifically tell us the following:

                Each promised good or service provided and specifically how you determined if your promised goods or services included any software licenses, cloud-based services including SaaS, customer options, professional services, or maintenance and support
              (M&S) services.
                If the contracts included licenses of on-premise software.
                If the contracts included licenses of software subject to a hosting arrangement in the scope of ASC 985.
                How you considered whether the license of software was distinct from other
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FirstName  LastNameCHU
Waton Financial  Limited Chun On Franco
Comapany
January 23,NameWaton
            2024        Financial Limited
January
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              promised goods or services including any cloud-based services including SaaS.
                More clearly explain the cloud-based SaaS services provided, how you determined the transaction price and if you satisfy the performance obligation at a point in time or over time.
                More clearly explain the M&S services provided and clarify if the customer can access the SaaS applications without subscribing to the M&S services.
                Why your disclosure does not reference SaaS services which you use throughout the filing to describe your project development income.

         Please revise your disclosure including in the notes to your financial statements to clarify the above and more clearly identify each performance obligation, including any licenses of software, any other the key accounting judgement made.
Industry, page 73

15. We note your disclosure here, in the prospectus summary, and in the business section, that you are the fifth largest B2B fintech services providers for small and medium brokers in
         Asia Pacific in terms of revenue, with revenue of US$5.2 million, accounting for 4.4% of the market. When referencing such position here and throughout, please also disclose your reliance on and the significant portion of such revenue that was derived from a single related party customer.
Business, page 83

16. We note your disclosure on page 86 that WSI has invested in The Micro Connect, a new financial market exchange platform in Macau for investing and trading of Daily Revenue
         Contracts (   DRCs   ). Please clarify what you mean "invested in",
disclose the material
         terms of any agreements, and discuss the anticipated timeframe for incorporating the
         DRCs trading function in WSI   s trading platform APP. We also note
that WSI has
         engaged its supplier to develop this trading function which is not
currently listed on WSI   s
         trading platform APP. Please clarify if the supplier you engaged is a related party, and if so disclose any material terms of your supplier agreement.
17.      We note your disclosure on page 86 that WSI plans to develop and offer more
         comprehensive service functions of the Broker Cloud solutions through product and technology innovation, including digital asset-related functions such as trading access to digital assets trading platform and AI-related functions. We also note that WSI has been sourcing suitable partners such as digital asset platform operators to develop the new
         functions in WSI   s SaaS services. Describe whether the planned
business of any
         subsidiary or affiliate entails, or will entail, the creation, issuance or use of crypto assets and, if so, how those crypto assets will be used. If applicable, also disclose any related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition. Please also tell us whether you will undertake any determination of the characterization of such crypto assets as securities, and include appropriate risk factor
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FirstName  LastNameCHU
Waton Financial  Limited Chun On Franco
Comapany
January 23,NameWaton
            2024        Financial Limited
January
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         disclosure discussing the consequences to your business if any of the crypto assets you service or support are securities. Also disclose here or elsewhere the material regulations and regulatory entities that govern or have the potential to affect any crypto-related business activities, and how you intend to comply with federal and state regulations, including, for example, a discussion of whether you are or will be required to register as an exchange or broker-dealer under the Exchange Act, and whether you are or will be required to register as a money transmitter or a money services business.
Our Services - Securities brokerage services, page 87

18. Please revise to disclose, for each period presented, the percentage of brokerage
         commissions recognized from transactions accessed through WSI   s
trading APP.
Securities Brokerage Customers, page 89

19.      We note your disclosure that when the introducing broker customer   s
customers place
         trade orders, it will, on behalf of its end users, place back-to-back orders through its trading accounts maintained with WSI. Please revise to clarify how the introducing broker places the trade order in the trading APP with you. For example, manually input the trade, use an application programming interface (API), etc.
SaaS Services, page 91

20. We note that throughout the filing you refer to your technology services as software as a service (SaaS). Please revise to more clearly describe the nature of the technology services provided, distinguishing between cloud-based technology services (i.e., SaaS), any traditional software licensing services (i.e., on-premise software), and any professional services provided. Additionally, please revise to clearly discuss the subscription pricing structures for your SaaS services if you charge for these services.
21.      We note your disclosure on page 84 that WSI   s SaaS services have a
shorter service
         delivery period and a lower initial delivery cost, compared to the industry average. Please revise to provide a discussion of the length of time it takes, and nature of development activities/services required to allow a customer to access the trading platform APP. For example, please clarify if each customer must have customer specific software to integrate
         the trading platform APP into the customer   s existing computer
environment, etc. Lastly,
         please revise to clarify how the the cloud-based trading APP is customized, if at all, for each of the 5 securities brokers and securities-related financial institutions.
22. Noting that M&S services represented 21% of revenue for fiscal year 2023, please revise to discuss these services in more detail to allow investors to understand the quality and potential variability in this revenue stream. For example, describe the nature of the services provided, pricing structure, etc.
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FirstName  LastNameCHU
Waton Financial  Limited Chun On Franco
Comapany
January 23,NameWaton
            2024        Financial Limited
January
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Material Transactions with Related Parties, page 117

23. Please revise here and in your financial statements to disclose how you exercise
         significant influence over Wealth Guardian Investment Limited (   WGI
 ).
Financial Statements, page F-3

24. Please revise to separately present all material related party amounts on the face your income statement. Refer to Item 4-08(k) of Regulation S-X and ASC 235-10-S99- 1(k) for
         guidance.
25. Please revise to disclose an aging of your accounts receivable and your policy for determining past due or delinquency status. Please refer to ASC 310-10-50 -6 and 7a.
(n) Revenue recognition
Contract assets and liabilities, page F-12

26. Please revise to separately present the opening and closing balances of contract assets, to the extent material. Refer to ASC 606-10-50-8 for guidance.
(y) Concentration and credit risk, page F-15

27. You disclose that "For the years ended March 31, 2022 and 2023, customer A, a related party, accounted for 87.1% and 80.9% of the Group's total revenues,
respectively.    Please
         tell us what consideration you gave to providing financial statements of your customer due to its significance. Those financial statements may be necessary to reasonably inform investors about your financial position, results of operations and/or cash flows. You should also consider whether financial or other information about the significant customer is necessary under other disclosure requirements. Generally, known trends, demands, commitments, events and uncertainties related to customers, whether affiliated or unaffiliated, that are reasonably likely to have a material effect on you should be
         identified, quantified and analyzed by the company   s management in
its MD&A.
Note 5. Income Taxes, page F-17

28. We note your operating subsidiaries are located in Hong Kong and that Hong Kong has a two-tiered profits tax regime, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.
         We also note you use 16.5% in the rate reconciliation between income tax expense and statutory expectations on page F-18 and that you attribute a
difference to    Tax effect of
         different tax jurisdictions   . Please explain to us why you use this
description to attribute
         the difference in effective tax rate and the statutory tax rate or revise as appropriate.
         Specifically, explain to us where the difference related to the two-tiered impact is
 CHU Chun On Franco
Waton Financial Limited
January 23, 2024
Page 8
         presented in the reconciliation.
General

29. We note you disclosure on page 38 related to material weaknesses in your internal control over financial reporting (ICFR) identified in connection with the audits of the financial statements included in the filing. Please revise to more clearly disclose the following information for each material weakness identified:

                Specific actions taken to remediate the material weakness.
                The estimated timing to remediate the material weakness.
                Any other information needed to fully understand the material weakness and its impact on past and future financial reporting and your assessment of ICFR.
General

30. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on
Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff at the phone number below to discuss how to submit the materials.
31. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.
         Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.
       Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameCHU Chun On Franco                           Sincerely,
Comapany NameWaton Financial Limited
                                                               Division of
Corporation Finance
January 23, 2024 Page 8                                        Office of
Finance
FirstName LastName